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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 81494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRF Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 South Lewis Avenue, Suite 160
(No. and Street)

Tulsa | Oklahoma | 74136-1020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary R. Fishel 918-744-1333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evanson & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

320 South Boston, Suite 801, Tulsa, Oklahoma 74103
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/3

OATH OR AFFIRMATION

I, Gary F. Fishel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRF Capital Investors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of: Oklahoma
County of: Tulsa

Notary Public Oklahoma
OFFICIAL SEAL
NANCY J. WINCHELL
Tulsa County
01014382 Exp. 8-28-09

Signature

President
Title

Notary Public

Subscribed & sworn before me, this 25th day of February, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF CAPITAL INVESTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2008 AND 2007

TOGETHER WITH INDEPENDENT AUDITORS' REPORT

EVANSON AND ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT

Sole Director and Stockholders
GRF Capital Investors, Inc.

We have audited the accompanying statements of financial condition of GRF Capital Investors, Inc. (an Oklahoma corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 19, 2009

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 6,535	$ 23,331
Deposit with clearing broker	25,000	25,000
Receivable from clearing broker	4,674	2,943
Accounts receivable, officer-stockholder	34,622	32,592
Office equipment and furniture, at cost less accumulated depreciation of $37,904 and $37,300 in 2008 and 2007, respectively	5,452	6,120
Other assets	3,502	3,592
	$ 79,785	$ 93,578
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ 4,186	$ 4,673
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value, 5,000,000 shares authorized, 530,800 issued and outstanding	5,308	5,308
Additional paid-in capital	408,692	408,692
Accumulated deficit	(338,401)	(325,095)
Total stockholders' equity	75,599	88,905
	$ 79,785	$ 93,578

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Commissions	$ 133,286	$ 138,196
Investment gains on securities owned	-	1,203
Other revenues	22,199	55,789
	155,485	195,188
EXPENSES:		
Employee related costs	98,958	113,513
Clearing	18,953	24,483
Communications	15,455	17,193
Office equipment and rental	21,624	20,935
Other operating	13,801	15,066
	168,791	191,190
NET INCOME	$ (13,306)	$ 3,998

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2006	530,800	5,308	408,692	$ (329,093)	$ 84,907
NET INCOME	-	-	-	3,998	3,998
Balance, December 31, 2007	530,800	$ 5,308	$ 408,692	$ (325,095)	$ 88,905
NET INCOME	-	-	-	(13,306)	(13,306)
Balance, December 31, 2008	530,800	5,308	408,692	$ (338,401)	$ 75,599

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (13,306)	$ 3,998
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Loss on disposition of office equipment and furniture	66	1,750
Realized gain on sale of securities owned	-	(1,203)
Depreciation and amortization	709	406
(Increase) decrease in receivables	(3,761)	3,948
Proceeds from sale of securities owned	-	16,598
(Increase) decrease in other assets	90	(115)
Decrease in accounts payable and accrued liabilities	(487)	(3,914)
Net cash provided by (used in) operating activities	(16,689)	21,468
CASH FLOWS FROM INVESTING ACTIVITIES:		
Insurance proceeds from theft loss	1,476	-
Purchase of office equipment and furniture	(1,583)	(460)
Net cash used in investing activities	(107)	(460)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,796)	21,008
CASH AND CASH EQUIVALENTS, Beginning of year	23,331	2,323
CASH AND CASH EQUIVALENTS, End of year	$ 6,535	$ 23,331

See accompanying notes and supplementary information.

<u>GRF CAPITAL INVESTORS, INC.</u>

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1. ORGANIZATION AND BUSINESS

GRF Capital Investors, Inc., (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Commission Revenues</u>

The Company records customer securities transactions and the related commission revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purposes using the trade date.

<u>Possession or Control Requirement</u>

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(K)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

<u>Estimates</u>

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those amounts.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents consist of cash in banks and investments in money market funds, which are readily convertible into cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2008 and 2007 of $709 and $406, respectively, is reflected in other operating expenses in the accompanying statements of operations.

Uncertain Tax Positions

In June 2006, the FASB released FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. When Fin 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issues FASB Staff Position (FSP) FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, Accounting for Contingencies. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. RELATED PARTY TRANSACTIONS

Certain stockholder brokers of the Company maintain accounts with the Company that did not generate any commission revenues during 2008 and 2007.

An officer - stockholder of the Company owns an interest in a Limited Liability Company which accounted for approximately 0.1% and 0.3% of the commission revenue of the Company for the years ended December 31, 2008 and 2007, respectively.

4. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities

4. INCOME TAXES - Continued

using enacted tax rates. Significant components of the Company's net deferred tax asset at December 31, 2008 and 2007 are as follows:

	2008	2007
Net operating loss carryforward	$ 91,600	$ 106,500
Difference in tax and book depreciation	(1,000)	(100)
Difference in commissions due to trade dates and settlement dates	-	-
Deferred tax asset before valuation allowance	90,600	106,400
Less - Valuation allowance	90,600	106,400
Net deferred tax asset	$ -	$ -

The Company has carryforwards of net operating losses available for income tax reporting purposes of approximately $245,000, which can be used to reduce future taxable income. The net operating loss carryforwards will begin to expire in 2009 if not utilized prior to that time.

5. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space in April 2005 that expired in June 2008. Total rental expense paid in 2008 and 2007 was $21,708 and $20,364, respectively. The Company is currently negotiating a new lease.

In the normal course of business, the clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The clearing broker and the Company also seek to control counter party credit risk through the use of credit approvals, credit limits and collateral requirements.

For the year ended December 31, 2008 the Company has experienced a loss of $13,306. The Company has implemented a plan to reduce costs and increase operating efficiencies. Management believes this plan should significantly enhance the Company's outlook for the future.

During the year transactions with one account of the Company resulted in 20% of the total commissions for the year.

6. NASD CONSOLIDATION

In July 2007, the NASD was consolidated with the member regulation, enforcement and arbitration functions of the New York Stock Exchange to form the Financial Industry Regulatory Authority ("FINRA"). As a result of the consolidation, the Company, as a

6. NASD CONSOLIDATION - Continued

member of the NASD, received a one-time payment of $35,000 which is included in other revenues for 2007 in the accompanying statements of operations.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2008 the Company had net capital of $31,931, which was $26,931 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2008 and 2007 there were no liabilities subordinated to the claims of general creditors. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in these financial statements.

GRF CAPITAL INVESTORS, INC.

SCHEDULE I

COMPUTATON OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2008

NET CAPITAL:		
Total stockholders' equity		$ 75,599
Less nonallowable assets -		
Other accounts receivable (net)	$ 34,622	
Office equipment (net)	5,452	
Other assets	3,502	43,576
Tentative net capital		32,023
Haircut on securities		(92)
Net capital		31,931
Minimum net capital requirement		5,000
Net capital in excess of minimum requirement		$ 26,931
AGGREGATE INDEBTEDNESS:		
Total liabilities		$ 4,186
Less nonaggregate indebtedness		-
Total aggregate indebtedness		$ 4,186
Total aggregate indebtedness to net capital		.13 to1

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

SCHEDULE II

RECONCILIATION OF THE COMPUTATION OF
NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2008

Net capital per FOCUS IIA (unaudited), December 31, 2008	$	31,931
Net adjustments		-
Net capital per accompanying Schedule I	$	31,931

See accompanying notes and supplementary information.

EVANSON AND ASSOCIATES, P.C.

Mr. Gary Fishel, President
GRF Capital Investors, Inc.
6506 S. Lewis, Suite 160
Tulsa, Oklahoma 74136

Dear Mr. Fishel:

In connection with our audit of the financial statements of GRF Capital Investors, Inc. as of December 31, 2008 and for the year then ended, we determined that there was no material difference between the calculation of net capital reflected on Schedule I to the financial statements and the calculation of net capital reflected on Form X-17A-5, Part IIA. In addition, as of December 31, 2008, there were no liabilities subordinated to the claims of general creditors.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 19, 2009

EVANSON AND ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Sole Director and Stockholders
GRF Capital Investors, Inc.

In planning and performing our audit of the financial statements of GRF Capital Investors, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 19, 2009